Prologis, Inc. and Prologis, L.P. Pier 1, Bay 1 San Francisco, California 94111

June 12, 2019

Via EDGAR

Howard Efron

Staff Accountant

Division of Corporation Finance

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prologis, Inc. and Prologis, L.P.

       Form 10-K for the year ended December 31, 2018

       Filed February 13, 2019

       File No. 001-13545 and File No. 001-14245

Dear Mr. Efron:

We are writing in response to your letter dated May 30, 2019, setting forth the comment of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K of Prologis, Inc. and Prologis, L.P. (together, the “Company”) for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 13, 2019 (“Form 10-K”). We have carefully considered the Staff’s comment and our response is set forth below. To facilitate the Staff’s review, we have reproduced the Staff’s comment in italicized text and added our response below.

Form 10-K for the year ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Same Store Analysis, page 28

1. We note your presentation of rental revenues, rental expenses and NOI on a same store basis on page 29. Please tell us how you determined it was appropriate to include 100% of the rental revenues and expenses for your unconsolidated co-investment ventures. In your response, please reference Question 100.04 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

As we noted in our letter dated June 26, 2008 in response to a similar comment from the Staff at that time, we believe it is appropriate to include the results of the unconsolidated co-investment ventures in our same store analysis due to our business model, which is still true today. We manage our business and review our operating fundamentals on an owned and managed (“O&M”) basis, which includes properties wholly owned by us and properties owned by our co-investment ventures in which we maintain an ownership interest and manage.

In response to your comment, we have reassessed Question 100.04 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Our current disclosure includes total same store rental revenue and rental expense including 100% of consolidated and unconsolidated results. As discussed below, we will remove this disclosure and replace with total same store property net operating income (“NOI”) as that is necessary to calculate year over year performance of the O&M portfolio. Both NOI and our same store metrics are non-GAAP measures that we utilize in evaluating our operating performance and are not a substitute for revenue or net income, provided in our Consolidated Financial Statements. The same store reconciliation begins with consolidated rental revenue and rental expense (the most directly comparable U.S. GAAP measure) and is then adjusted to include or exclude properties in accordance with the same store definition and presentation as disclosed below. Our same store presentation is prepared consistently on a quarterly basis as defined in our filings. As such, we do not believe that presenting same store property NOI metrics on an O&M basis, which we label as non-GAAP, is a tailored revenue recognition or measurement method or that it is misleading to our investors. In fact, our investors and analysts request that information in order to assess the operating performance of our entire portfolio between periods.

We measure and report all our operating metrics, including occupancy, rent change, leasing activity and same store NOI growth on an O&M basis, as this allows management and investors to understand the operations of the entire portfolio of properties under our management and in which we have invested, over a given period. Our business strategy is different than many other REITs. We primarily invest outside the U.S. through unconsolidated co-investment ventures and, as a result, approximately 50% of the O&M operating portfolio (based on gross book value) is owned by our eight unconsolidated co-investment ventures. If we were to exclude the same store results for the unconsolidated co-investment ventures, our disclosures would not provide a complete overview of our operating performance. Lastly, we have a strategy of contributing both operating properties and properties we develop to the unconsolidated co-investment ventures. During 2018 and 2017, we contributed properties for total proceeds of $1.5 billion and $3.2 billion, respectively, to the unconsolidated co-investment ventures across the globe. These operating properties are included in our same store O&M pool because neither our consolidated results or those of the unconsolidated co-investment ventures, when viewed individually, would be comparable on a same store basis because of the contribution activity. The NOI of the $4.7 billion of contributed properties during 2018 and 2017, or approximately 16% of total consolidated assets at January 1, 2017 (the beginning of the period for the same store pool), would be excluded if we did not provide same store metrics on an O&M basis. Therefore, in order to understand our total operating performance, we need to include 100% of the operating portfolio. We believe this presentation is meaningful to investors because it more accurately reflects the operating performance of our total portfolio of properties across the global markets in which we operate.

In order to address the Staff’s comment, we would propose to make the following changes to our same store disclosure beginning with our next filing:

•

We will modify our disclosure (as outlined below) to reconcile our Consolidated Property NOI (defined as consolidated rental revenue less consolidated rental expense per our Consolidated Statements of Income) to our various Same Store Property NOI measures. We will no longer provide a subtotal of total same store rental revenue and expense, which previously included our consolidated and unconsolidated results at 100%.

•

As we described above, we believe evaluating this measure on an O&M basis is important to understand our ongoing operations and how we manage our business. However, we also believe it is valuable to assess the measure based on our ownership share as this is what will impact our financial results through consolidated rental revenue and expense, our equity in earnings from the unconsolidated co-investment ventures and net earnings attributable to noncontrolling interest. Therefore, we will add a further reconciliation to provide our share of Same Store Property NOI, which we calculate as our percentage ownership in each of the entities included in the measure.

We believe that by implementing these changes, we will address Question 100.04 while clearly presenting the most critical operating measures for our investors.

The following is our proposed same store disclosure that incorporates the changes discussed above based on results reported for the quarterly period ended March 31, 2019:

Same Store Analysis

Our same store metrics are non-GAAP financial measures, which are commonly used in the real estate industry and expected from the financial community, on both a net effective and cash basis. We evaluate the performance of the operating properties we own and manage using a “same store” analysis because the population of properties in this analysis is consistent from period to period, which allows us and investors to analyze our ongoing business operations. We base our same store metrics on property NOI, which is calculated as rental revenue less rental expense for the applicable properties in the same store population for both consolidated and unconsolidated properties, as further defined below.

We define our same store population for the three months ended March 31, 2019 as the O&M properties in our operating portfolio at January 1, 2018 and owned throughout the same three-month period in both 2018 and 2019. We believe the drivers of property NOI for the consolidated portfolio are generally the same for the properties owned by the ventures in which we invest and therefore we evaluate the same store portfolio on an O&M basis. As our financial results are based on our ownership share, we also evaluate the same store metrics based on our ownership share. The same store population excludes non-industrial real estate properties and properties held for sale to third parties, along with development properties that were not stabilized at the beginning of the period (January 1, 2018) and properties acquired or disposed of to third parties during the period. To derive an appropriate measure of period-to-period operating performance, we remove the effects of foreign currency exchange rate movements by using the reported period end exchange rate to translate from local currency into the U.S. dollar, for both periods.

As non-GAAP financial measures, the same store metrics have certain limitations as an analytical tool and may vary among real estate companies. As a result, we provide a reconciliation of Rental Revenue less Rental Expense (“Property NOI”) (from our Consolidated Financial Statements prepared in accordance with U.S. GAAP) to our various Same Store Property NOI measures, as follows for the three months ended March 31 (dollars in millions):

			Percentage
	2019	2018	Change
Reconciliation of Consolidated Property NOI to Same Store Property NOI measures:

Rental revenue	$697	$556
Rental expense	(188)	(143)
Consolidated Property NOI	509	413

Adjustments to derive same store results:
Property NOI from consolidated properties not included in same store portfolio and other adjustments (1)	(130)	(40)
Property NOI from unconsolidated co-investment ventures included in same store portfolio (1)(2)	451	432

O&M Same Store Property NOI – Net Effective (1)(2)	$830	$805	3.2%
O&M straight-line rent and fair value lease adjustments (3)	(12)	(24)
O&M Same Store Property NOI – Cash (1)(2)	$818	$781	4.8%

O&M Same Store Property NOI – Net Effective	830	805
Third parties' share of Property NOI (1)(4)	(362)	(356)
Prologis Share of Same Store Property NOI – Net Effective (4)	$468	$449	4.3%
Third parties' share of straight-line rent and fair value lease adjustments (3)	(7)	(12)
Prologis Share of Same Store Property NOI – Cash (4)	$461	$437	5.5%

(1)

We exclude non-industrial real estate properties and properties held for sale to third parties, along with development properties that were not stabilized at the beginning of the reporting period and properties acquired or disposed of to third parties during the period. We also exclude net termination and renegotiation fees to allow us to evaluate the growth or decline in each property’s rental revenues without regard to one-time items that are not indicative of the property’s recurring operating performance. Net termination and renegotiation fees represent the gross fee negotiated to allow a customer to terminate or renegotiate their lease, offset by the write-off of the asset recorded due to the adjustment to straight-line rents over the lease term. Same Store Property NOI is adjusted to include an allocation of property management expenses for our consolidated properties based on the property management services provided to each property (generally, based on a percentage of revenues). On consolidation, these amounts are eliminated and the actual costs of providing property management services are recognized as part of our consolidated rental expense.

(2)

We include 100% of Property NOI from the properties in our O&M same store portfolio, including both consolidated properties and unconsolidated co-investment ventures. During the periods presented, certain properties owned by us were contributed to a co-investment venture and are included in the O&M same store portfolio. Neither our consolidated results nor those of the co-investment ventures, when viewed individually, would be comparable on a same store basis because of the changes in composition of the respective portfolios from period to period (e.g. the results of a contributed property are included in our consolidated results through the contribution date and in the results of the ventures subsequent to the contribution date). As a result, only line items labeled “Same Store Property NOI” are comparable period over period.

(3)

We further remove certain noncash items (straight-line rent and amortization of fair value lease adjustments) included in the financial statements prepared in accordance with U.S. GAAP to reflect a Same Store Property NOI – Cash measure.

(4)

In order to calculate our share of Property NOI from the co-investment ventures in which we own less than 100%, we use the co-investment ventures’ underlying Property NOI for the same store portfolio and apply our ownership percentage at March 31, 2019 to the Property NOI for both periods, including the properties contributed during the period.

*****

Please contact the undersigned at (415) 733-9405 if you have any questions or require additional information.

Sincerely,

/s/ Thomas S. Olinger
Thomas S. Olinger
Chief Financial Officer